Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2013	September 30 2014
Assets
Current assets:
Cash and cash equivalents (note 10)	$544.3	$578.2
Accounts receivable (note 4)	654.1	690.4
Inventories (note 5)	817.2	775.2
Income taxes receivable	13.6	12.3
Assets classified as held-for-sale	30.2	28.9
Other current assets	61.1	64.0
Total current assets	2,120.5	2,149.0

Property, plant and equipment	313.6	314.6
Goodwill	60.3	60.3
Intangible assets	44.2	37.4
Deferred income taxes	45.3	50.4
Other non-current assets (note 8(b))	55.0	54.6
Total assets	$2,638.9	$2,666.3

Liabilities and Equity
Current liabilities:
Accounts payable	$770.7	$781.4
Accrued and other current liabilities	274.5	253.9
Income taxes payable	30.6	15.5
Current portion of provisions	33.4	20.9
Total current liabilities	1,109.2	1,071.7

Pension and non-pension post-employment benefit obligations	93.5	91.6
Provisions and other non-current liabilities	16.3	18.9
Deferred income taxes	17.9	24.5
Total liabilities	1,236.9	1,206.7

Equity:
Capital stock (note 7)	2,712.0	2,629.1
Treasury stock (note 7)	(12.0)	(24.9)
Contributed surplus	681.7	719.0
Deficit	(1,965.4)	(1,850.5)
Accumulated other comprehensive loss	(14.3)	(13.1)
Total equity	1,402.0	1,459.6
Total liabilities and equity	$2,638.9	$2,666.3

Contingencies (note 11)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2013	2014	2013	2014
Revenue	$1,491.9	$1,423.1	$4,359.4	$4,207.0
Cost of sales (note 5)	1,388.6	1,317.5	4,073.5	3,906.1
Gross profit	103.3	105.6	285.9	300.9
Selling, general and administrative expenses (SG&A)	56.8	48.8	166.1	157.4
Research and development	4.2	5.2	11.9	14.7
Amortization of intangible assets	2.7	2.6	9.4	8.1
Other charges (recoveries) (note 8)	(24.2)	6.1	(13.5)	(0.3)
Earnings from operations	63.8	42.9	112.0	121.0
Finance costs	0.6	0.7	2.1	2.1
Earnings before income taxes	63.2	42.2	109.9	118.9
Income tax expense (recovery) (note 9):
Current	7.3	7.9	17.5	5.7
Deferred	(1.5)	(0.1)	(3.5)	0.6
	5.8	7.8	14.0	6.3
Net earnings for the period	$57.4	$34.4	$95.9	$112.6

Basic earnings per share	$0.31	$0.19	$0.52	$0.63

Diluted earnings per share	$0.31	$0.19	$0.52	$0.62

Shares used in computing per share amounts (in millions):
Basic	184.0	177.5	183.9	179.3
Diluted	186.4	179.6	185.7	181.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2013	2014	2013	2014
Net earnings for the period	$57.4	$34.4	$95.9	$112.6
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Actuarial gains on pension plans (note 8)	—	2.3	—	2.3
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	1.6	(5.0)	(2.3)	(5.4)
Changes from derivatives designated as hedges	0.4	(4.2)	(8.2)	6.6
Total comprehensive income for the period	$59.4	$27.5	$85.4	$116.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 7)	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2013	$2,774.7	$(18.3)	$653.2	$(2,091.0)	$4.1	$1,322.7
Capital transactions (note 7):
Issuance of capital stock	15.6	—	(9.5)	—	—	6.1
Repurchase of capital stock for cancellation	(40.2)	—	13.4	—	—	(26.8)
Purchase of treasury stock	—	(10.4)	—	—	—	(10.4)
Stock-based compensation and other	—	16.9	7.3	—	—	24.2
Total comprehensive income:
Net earnings for the period	—	—	—	95.9	—	95.9
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(2.3)	(2.3)
Changes from derivatives designated as hedges	—	—	—	—	(8.2)	(8.2)
Balance — September 30, 2013	$2,750.1	$(11.8)	$664.4	$(1,995.1)	$(6.4)	$1,401.2

Balance — January 1, 2014	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions (note 7):
Issuance of capital stock	17.2	—	(9.8)	—	—	7.4
Repurchase of capital stock for cancellation	(100.1)	—	34.2	—	—	(65.9)
Purchase of treasury stock	—	(23.9)	—	—	—	(23.9)
Stock-based compensation and other	—	11.0	12.9	—	—	23.9
Total comprehensive income:
Net earnings for the period	—	—	—	112.6	—	112.6
Other comprehensive income (loss), net of tax:
Actuarial gains on pension plans (note 8)	—	—	—	2.3	—	2.3
Currency translation differences for foreign operations	—	—	—	—	(5.4)	(5.4)
Changes from derivatives designated as hedges	—	—	—	—	6.6	6.6
Balance — September 30, 2014	$2,629.1	$(24.9)	$719.0	$(1,850.5)	$(13.1)	$1,459.6

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2013	2014	2013	2014
Cash provided by (used in):
Operating activities:
Net earnings for the period	$57.4	$34.4	$95.9	$112.6
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	17.2	17.3	54.8	50.9
Equity-settled stock-based compensation	6.5	5.2	22.6	22.5
Other charges (recoveries) (note 8)	(0.2)	6.4	0.7	6.3
Finance costs	0.6	0.7	2.1	2.1
Income tax expense	5.8	7.8	14.0	6.3
Other	1.1	2.3	(0.3)	(12.4)
Changes in non-cash working capital items:
Accounts receivable	25.1	50.4	47.1	(36.3)
Inventories	(40.7)	6.7	(136.1)	42.0
Other current assets	(1.9)	1.6	3.7	5.0
Accounts payable, accrued and other current liabilities and provisions	(41.3)	(24.8)	25.4	(15.9)
Non-cash working capital changes	(58.8)	33.9	(59.9)	(5.2)
Net income taxes paid	(2.2)	(4.9)	(14.6)	(19.6)
Net cash provided by operating activities	27.4	103.1	115.3	163.5

Investing activities:
Purchase of computer software and property, plant and equipment	(16.6)	(9.7)	(41.7)	(44.7)
Proceeds from sale of assets	0.2	0.1	2.9	0.6
Net cash used in investing activities	(16.4)	(9.6)	(38.8)	(44.1)

Financing activities:
Repayments under credit facilities (note 6)	—	—	(55.0)	—
Issuance of capital stock (note 7)	1.7	1.1	6.1	7.4
Repurchase of capital stock for cancellation (note 7)	(18.8)	(10.8)	(18.8)	(67.0)
Purchase of treasury stock (note 7)	—	(23.9)	(10.4)	(23.9)
Finance costs paid	(0.6)	(0.8)	(2.1)	(2.0)
Net cash used in financing activities	(17.7)	(34.4)	(80.2)	(85.5)

Net increase (decrease) in cash and cash equivalents	(6.7)	59.1	(3.7)	33.9
Cash and cash equivalents, beginning of period	553.5	519.1	550.5	544.3
Cash and cash equivalents, end of period	$546.8	$578.2	$546.8	$578.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2014 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2014.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on October 21, 2014.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations in connection with our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2013 annual consolidated financial statements, except for the recently adopted accounting pronouncements discussed below. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the third quarter of 2014 from those described in the notes to our 2013 annual consolidated financial statements, except for the changes we made to the estimates and assumptions used to determine our warranty provisions.  As a result of our most recent review, based primarily on historical experience, we recorded a net credit of $2.5 in cost of sales for the third quarter of 2014.

Recently adopted accounting pronouncements:

Effective January 1, 2014, we adopted IAS 32, Financial Instruments — Presentation (revised) as issued by the IASB, which clarifies the requirements for offsetting financial assets and liabilities. The adoption of this standard did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2014, we adopted IFRIC Interpretation 21, Levies as issued by the IASB, which clarifies when the liability for certain levies should be recognized and requires retroactive adoption. The adoption of this standard did not have a material impact on our unaudited interim condensed consolidated financial statements.

Recently issued accounting pronouncements:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption.  We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the seasonality of our business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of customer programs, the success in the marketplace of our customers’ products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Communications	45%	40%	42%	40%
Consumer	6%	5%	7%	5%
Diversified	26%	29%	25%	28%
Servers	9%	9%	13%	10%
Storage	14%	17%	13%	17%

Customers:

For the third quarter and first nine months of 2014, we had three customers that individually represented more than 10% of total revenue (third quarter and first nine months of 2013 — two customers and one customer, respectively).

4.                                      ACCOUNTS RECEIVABLE

In November 2012, we entered into an agreement to sell up to $375.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In November 2013, we amended the agreement to reduce the overall capacity to $250.0 based upon our annual review of our requirements under this agreement. Both banks had a Standard and Poor’s long-term rating of A and short-term rating of A-1 at September 30, 2014. This agreement is renewable annually by mutual consent and can be terminated at any time by the banks or us. At September 30, 2014, we had sold $50.0 of accounts receivable under this facility (December 31, 2013 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

5.                                      INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $0.7 and $5.5 for the third quarter and first nine months of 2014, respectively (third quarter and first nine months of 2013 — $1.2 and $8.2, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

6.                                      CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015. This facility includes an accordion feature that allows us to increase this limit by an additional $50.0, subject to certain terms and conditions. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Certain of our assets are pledged as security for borrowings under this facility. The facility includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

Borrowings under this facility bear interest for the period of the draw at LIBOR or Prime rate plus a margin. These borrowings have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid to repurchase for cancellation $175.0 of our subordinate voting shares, $55.0 of which were funded through this facility, which we repaid in the first half of 2013. At September 30, 2014, there were no amounts outstanding under this facility (December 31, 2013 — no amounts outstanding), and we were in compliance with all applicable restrictive and financial covenants required by this facility. Commitment fees paid in the third quarter and first nine months of 2014 were $0.5 and $1.5, respectively. At September 30, 2014, we had $34.3 (December 31, 2013 — $29.7) outstanding in letters of credit under this facility.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at September 30, 2014 (December 31, 2013 —  no amounts outstanding).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

7.                                      CAPITAL STOCK

In August 2014, we completed our previous Normal Course Issuer Bid (NCIB) that allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under this NCIB was reduced by the number of subordinate voting shares purchased during the term of the NCIB to satisfy obligations under our stock-based compensation plans (an aggregate of 0.3 million subordinate voting shares were purchased for this purpose during the term of this NCIB). During the third quarter of 2014, we completed a program share repurchase (PSR) under this NCIB and repurchased 1.4 million subordinate voting shares (as described below). Under this NCIB, we also paid $3.4 (including transaction fees) to repurchase and cancel an additional 0.3 million subordinate voting shares at a weighted average price of $10.70 per share during the third quarter of 2014. During the first nine months of 2014, we paid $59.6 (including transaction fees) to repurchase and cancel a total of 5.5 million subordinate voting shares at a weighted average price of $10.82 per share under this NCIB, including 4.0 million subordinate voting shares repurchased under the two PSRs described below. During the third quarter of 2013, under this NCIB, we paid $18.8 (including transaction fees) to repurchase and cancel 1.7 million subordinate voting shares at a weighted average price of $10.96 per share. We did not repurchase any subordinate voting shares for cancellation in the first half of 2013. During the term of this NCIB, we repurchased and cancelled, in the aggregate, 9.6 million subordinate voting shares, which represented substantially all of the subordinate voting shares we were permitted to repurchase thereunder under TSX rules.

On February 11, 2014, the TSX accepted our notice to amend our previous NCIB in order to permit the repurchase of our subordinate voting shares under one or more PSRs during the term of such NCIB. Under each PSR, the price and the number of subordinate voting shares repurchased by us was determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of such PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under each PSR are cancelled upon completion of such PSR, as part of this NCIB. We paid $27.1 to a broker in February 2014 under an initial PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion. Pursuant to this PSR, which we completed on May 23, 2014, we repurchased and cancelled 2.6 million subordinate voting shares at a weighted average price of $10.43 per share. In May 2014, after the completion of the initial PSR, we entered into a new PSR and paid $17.0 to a broker for the right to receive an additional variable number of subordinate voting shares for cancellation upon such PSR’s completion. We completed this PSR on July 22, 2014 pursuant to which we repurchased and cancelled 1.4 million subordinate voting shares at a weighted average price of $12.17 per share.

On September 9, 2014, the TSX accepted our notice to launch a new NCIB. This new NCIB allows us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total outstanding subordinate voting and multiple voting shares) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB will be reduced by the number of subordinate voting shares purchased during the term of the NCIB to satisfy obligations under our stock-based compensation plans. In September 2014, we also entered into an Automatic Share Purchase Plan (ASPP) with a broker that allows the broker to purchase, on our behalf, up to 1.4 million of our subordinate voting shares (for cancellation under the new NCIB) at any time through October 24, 2014, including during any applicable trading blackout periods. During the third quarter of 2014, we paid $7.4, including transaction fees, to repurchase for cancellation 0.7 million subordinate voting shares under this new NCIB, including 0.5 million subordinate voting shares purchased under the ASPP, at a weighted average price of $10.56 per share. At September 30, 2014, we also recorded a liability of $8.7, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the ASPP.

We grant share unit awards to employees under our stock-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the third quarter of 2014, we paid $23.9 (including transaction fees) for the trustee’s purchase of 2.2 million subordinate voting shares in the open market (outside of any NCIB period) for our stock-based compensation plans. We did not purchase any subordinate voting shares for such purpose in the first half of 2014 or the third quarter of 2013. During the first half of 2013, we paid $10.4 (including transaction fees) for the trustee’s purchase of 1.05 million subordinate voting shares in the open market for our stock-based compensation plans. At September 30, 2014, the trustee held 2.3 million subordinate voting shares with a value of $24.9 (December 31, 2013 — 1.3 million subordinate voting shares with a value of $12.0).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the nine months ended September 30, 2014:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2013	5.3	3.5	5.4
Granted (i)	—	2.1	2.6
Exercised or settled (ii)	(1.1)	(1.4)	(0.5)
Forfeited/expired	(0.7)	(0.1)	(1.4)
Outstanding at September 30, 2014	3.5	4.1	6.1

Weighted-average grant date fair value of options and share units granted	$—	$9.32	$9.30

(i)                                     During the first quarter of 2014, we granted 2.6 million (first quarter of 2013 — 2.1 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition. See note 2(n) of our 2013 annual consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above depending on the achievement of pre-determined performance goals and financial targets.

(ii)                                  During the third quarter and first nine months of 2014, we received cash proceeds of $1.1 and $7.4, respectively (third quarter and first nine months of 2013 — $1.7 and $6.1, respectively) relating to the exercise of stock options granted to employees.

At September 30, 2014, 1.1 million DSUs were outstanding and fully vested.

For the third quarter and first nine months of 2014, we recorded employee stock-based compensation expense (excluding DSUs) of $5.2 and $22.5, respectively (third quarter and first nine months of 2013 — $6.5 and $22.6, respectively), and DSU expense of $0.4 and $1.4, respectively (third quarter and first nine months of 2013 — $0.5 and $1.3, respectively). The amount of our employee stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

8.                                      OTHER CHARGES (RECOVERIES)

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Restructuring (a)	$(0.2)	$(0.3)	$10.5	$—
Pension obligation settlement loss (b)	—	6.4	—	6.4
Other (c)	(24.0)	—	(24.0)	(6.7)
	$(24.2)	$6.1	$(13.5)	$(0.3)

(a)                                 Restructuring:

Our net restructuring charges are comprised of the following:

	Three months ended September 30		Nine months ended September 30
	2013	2014	2013	2014
Cash charges (recoveries)	$—	$(0.3)	$9.8	$0.1
Non-cash charges (recoveries)	(0.2)	—	0.7	(0.1)
	$(0.2)	$(0.3)	$10.5	$—

Due to our disengagement from BlackBerry Limited in 2012 and in response to a challenging demand environment, we implemented restructuring actions during 2013 throughout our global network intended to streamline and simplify our business and to reduce our overall cost structure and improve margin performance. Although these restructuring actions were completed by the end of 2013, certain payments in connection therewith are expected to be made throughout 2014. At September 30, 2014, our remaining restructuring provision was $5.7 (December 31, 2013 — $18.0) comprised primarily of employee termination costs and contractual lease obligations.

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values of assets available for sale. We developed a detailed plan and recorded termination costs for employees informed of their termination. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded their respective fair value less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

(b)                         Pension obligation settlement loss:

In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for those participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer eliminating significant financial risk in respect of these obligations. We re-measured the pension assets and liabilities immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 in other comprehensive income that was subsequently reclassified to deficit. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges on our consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8, and the value of our pension liabilities by $143.4 as of the date of the annuity purchase.

(c)                          Other:

Other is comprised primarily of the recoveries of damages we received in the first nine months of 2014 in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. In July 2013, we received similar recoveries of damages in the amount of $24.0.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

9.                                      INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

During the first quarter of 2014, Malaysian investment authorities concluded their evaluation, and approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013.

See note 11 regarding income tax contingencies.

10.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2013 annual consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2013. There have been no significant changes to the source of our inputs since December 31, 2013.

Cash and cash equivalents are comprised of the following:

	December 31 2013	September 30 2014
Cash	$294.3	$419.5
Cash equivalents	250.0	158.7
	$544.3	$578.2

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2014 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at September 30, 2014 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at September 30, 2014.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
Cash and cash equivalents	$5.9	$4.7	$1.7	$0.5
Account receivable and other financial assets	2.8	18.3	0.4	0.2
Accounts payable and certain accrued and other liabilities and provisions	(31.2)	(7.5)	(16.4)	(21.3)
Net financial assets (liabilities)	$(22.5)	$15.5	$(14.3)	$(20.6)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at September 30, 2014. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.0	$—	$(0.1)	$—
Other comprehensive income	0.8	—	0.8	1.2
1% Weakening
Net earnings	(1.0)	—	0.1	—
Other comprehensive income	(0.8)	—	(0.8)	(1.2)

At September 30, 2014, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$229.3	$0.91	13	$(4.6)
Thai baht	139.8	0.03	15	(0.3)
Malaysian ringgit	88.3	0.30	15	(0.8)
Mexican peso	30.1	0.07	14	(0.6)
British pound	96.5	1.66	4	2.2
Chinese renminbi	102.6	0.16	12	(0.2)
Euro	28.5	1.31	4	0.4
Romanian leu	12.8	0.30	11	(0.7)
Singapore dollar	22.6	0.80	12	(0.3)
Other	10.9		4	0.1
Total	$761.4			$(4.8)

At September 30, 2014, the fair value of the outstanding contracts was a net unrealized loss of $4.8 (December 31, 2013 — net unrealized loss of $17.3). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at September 30, 2014 was not significant, is recognized immediately in our consolidated statement of operations. At September 30, 2014, we recorded $4.5 of derivative assets in other current assets, and $9.3 of derivative liabilities in accrued and other current and non-current liabilities (December 31, 2013 — $1.5 of derivative assets in other current assets and $18.8 of derivative liabilities in accrued and other current liabilities and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

11.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs’ motion for partial summary judgment, but granted plaintiffs’ motion on market efficiency.  The District Court also granted plaintiffs’ renewed class certification motion and certified plaintiffs’ revised class. A trial date has been set for April 20, 2015. Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada is tentatively scheduled to hear the appeal on February 9, 2015. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with GAAP. The court also denied certification of the plaintiffs’ common law claims. The action is at the discovery stage. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

Income taxes

We are subject to increased scrutiny in tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charge.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $18 to $22 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $37 at period-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $32 million Canadian dollars (approximately $29 at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors.  An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 33 million Brazilian reais (approximately $14 at period-end exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

12.                               COMPARATIVE INFORMATION:

We have reclassified certain prior period information to conform to the current period’s presentation.